SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period June 23, 2004 to July 14, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing implementation of Trust Unit Capital Reclassification.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

July 14, 2004	By:	/s/ Robert B. Hodgins
		Name:	Robert B. Hodgins
		Title:	Chief Financial Officer

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES IMPLEMENTATION OF
TRUST UNIT CAPITAL RECLASSIFICATION

(Calgary, July 13, 2004) /CNW/ — Pengrowth Corporation (the “Corporation”), administrator of Pengrowth Energy Trust (“Pengrowth Trust”) announced today that the reclassification of the Trust Units of Pengrowth Trust as Class A Trust Units and Class B Trust Units will be implemented effective 5:00 p.m. Eastern Daylight Time, July 27, 2004 (the “Effective Time”). Commencing on July 15, 2004 the Class B Trust Units will trade on a “when issued” basis on the Toronto Stock Exchange (“TSX”) and the Class A Trust Units will trade on a “when issued” basis on both the TSX and the New York Stock Exchange (“NYSE”). Settlement of all trades in the “when issued markets” will occur on July 30, 2004 (the “Settlement Date”) coinciding with both the final settlement date for trades in existing Trust Units and the record date for payment of the August distribution by Pengrowth Trust. Trust Units will continue to trade until the Effective Time and Class A Trust Units and Class B Trust Units will trade on an ordinary basis thereafter. Pengrowth Trust has received regulatory approvals with respect to the reclassification and will amend its Trust Indenture with Computershare Trust Company of Canada (“Computershare”) at the Effective Time in accordance with the approvals received from the unitholders on April 22, 2004. Pengrowth Trust anticipates receiving an advance income tax ruling with respect to the reclassification although no assurances can be given in this regard.

Implementation of the Reclassification

At the Effective Time each holder of Trust Units who is a Canadian resident will have the Trust Units held by them reclassified as Class B Trust Units. Also at the Effective Time, each holder of Trust Units who is not a Canadian resident will have the Trust Units held by them reclassified as Class B Trust Units and then immediately converted into Class A Trust Units. The Class B Trust Units will trade solely on the TSX (PGF.B). The Class A Trust Units will trade on both the TSX (PGF.A) and the NYSE (PGH).

Most of the Trust Units are currently held for beneficial owners through the book based system by intermediaries, including Canadian and U.S. investment dealers, Canadian Depository for Securities (“CDS”) and Depository Trust Company (“DTC”). CDS has requested that all intermediaries holding Trust Units respond as to the number of Trust Units that are held as of the close of business on July 26, 2004 on behalf of clients who are residents of Canada and on behalf of clients who are not residents of Canada.

All Trust Units held through DTC will be deemed to be Class A Units as only a small percentage of those units are believed to be held on behalf of Canadian resident clients. Pengrowth presently has approximately 1,500 registered unitholders. In order that Pengrowth and Computershare may determine the residency of these registered unitholders, a letter of transmittal will be mailed to each registered holder of Trust Units which must be returned by the Effective Time.

Registered unitholders who do not return a validly completed and duly executed letter of transmittal to Computershare, including a section declaring their residency, on or before the Effective Time will not receive certificates representing the Class A Trust Units or Class B Trust Units on the Settlement Date. Similarly, intermediaries who do not inform CDS as to the number of Trust Units held on behalf of residents of Canada and non-residents of Canada will not receive the Class A Trust Units and Class B Trust Units to which they are entitled on the Settlement Date and will have their existing Trust Units removed from CDS and placed in certificate form.

Registered unitholders whose residency has not been determined at the Effective Time, and intermediaries who have not informed CDS at the Effective Time of the number of Trust Units held on behalf of residents and non-residents, will continue to hold Trust Units in the form in existence immediately prior to the Effective Time until they complete the steps necessary to determine their residency. The existing Trust Units will be delisted from the Toronto and New York Stock Exchanges at the Effective Time. FURTHERMORE, DISTRIBUTIONS ON SUCH TRUST UNITS AFTER THE EFFECTIVE TIME WILL BE WITHHELD AND HOLDERS OF SUCH TRUST UNITS WILL NOT BE ABLE TO TRADE SUCH TRUST UNITS AFTER THE EFFECTIVE TIME UNTIL THEIR RESIDENCY IS ESTABLISHED AND MAY BE SUBJECT TO WITHHOLDING TAXES ON SUCH WITHHELD DISTRIBUTIONS AT UP TO THE HIGHEST MARGINAL RATE REQUIRED BY THE INCOME TAX ACT (CANADA).

Terms of the Class A and Class B Trust Units

The Class A and Class B Trust Units will have the same rights as the existing Trust Units to vote, obtain distributions and participate in the assets of Pengrowth upon the wind-up or dissolution of Pengrowth and will have the following respective terms:

Class A Trust Units

•	no residency restriction;

•	exchangeable for Class B Trust Units provided that the holder is a resident of Canada and provides a suitable residency declaration; and

•	with the exception of any implementation period, restricted in number to 99.0% of the number of issued and outstanding Class B Trust Units (the “Ownership Threshold” — equivalent to 49.75% of all outstanding Trust Units).

2

Class B Trust Units

•	may only be held by Canadian residents; and

•	exchangeable for Class A Trust Units, provided that the number of outstanding Class A Trust Units does not exceed the Ownership Threshold following such conversion.

Maintenance of Ownership Threshold after Effective Time

Pengrowth Trust anticipates that the number of outstanding Class A Trust Units will exceed the Ownership Threshold at the Effective Time. The latest ADP report dated June 30, 2004 indicated that approximately 57% of Trust Units were held by non-residents of Canada. In accordance with the Amended Trust Indenture the Board of Directors of Pengrowth intends to pursue various actions as outlined in Pengrowth’s March 15, 2004 Information Circular to bring Pengrowth into compliance with the Ownership Threshold by December 31, 2004.

Further information regarding the reclassification is contained in the Information Circular of Pengrowth Trust and the Corporation dated March 15, 2004, which is available on the SEDAR website at www.sedar.com.

Conference Call and Webcast

Pengrowth will be conducting a conference call and webcast for analysts, brokers, investors and media representatives regarding the implementation of the reclassification of Trust Unit capital at 9:00 A.M. Mountain Daylight Time (11:00 A.M. Eastern Daylight Time) on Wednesday, July 14, 2004. Callers may dial 1-800-814-4941 or Toronto local (416) 640-4127 a few minutes prior to start and request the Pengrowth conference call. The call will also be available for replay by dialing 1-877-289-8525 or Toronto local (416) 640-1917 and entering passcode number 21057187 followed by the pound key.

Interested users of the internet are invited to go to:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=844140 or www.pengrowth.com for replay.

Forward-Looking Statements

This news release contains certain forward-looking statements, which are based on Pengrowth’s current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Pengrowth’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or

3

investment criteria; Pengrowth’s ability to comply with current and future environmental or other laws; Pengrowth’s success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Pengrowth’s Annual Information Form dated May 17, 2004 and Pengrowth’s Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Pengrowth files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Pengrowth. Pengrowth disclaims any responsibility to update these forward-looking statements.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

4